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                              December 15, 2020

       Jesse Stein
       Chief Financial Officer
       Compound Projects, LLC
       335 Madison Avenue, 16th Floor
       New York, NY 10017

                                                        Re: Compound Projects,
LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed November 17,
2020
                                                            File No. 024-11133

       Dear Ms. Stein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment on Form 1-A

       General

   1. Please file an amended and updated Part I to the Form 1-A to include all required information as of the
date of the filing. In this regard, the information required by Item 6 of Part I should
include a description of all unregistered securities issued or sold by the issuer over the last
twelve month period since the date of the filing of the most recent amendment to the Form
1-A. Under paragraph (d) of Item 6 of Part I, provide a more complete description of
the prior exempt offerings undertaken by the issuer over the past year, including the
dates when these past exempt offerings commenced and terminated, as well as the use of
proceeds of each of these exempt offerings.
   2. Please tell us whether Compound Projects, LLC, or any affiliated companies, provided the
                                                        Open Deal Portal with
any securities as compensation for the services Open Deal Portal
 Jesse Stein
Compound Projects, LLC
December 15, 2020
Page 2
      provided to Compound (specifically, in relation to any offerings under section (4)(a)(6) of the Securities Act). If so, please describe how Open Deal Portal (including its directors, officers, partners or any other person occupying a similar status or performing a similar function) has complied with Rule 300(b) under Regulation Crowdfunding for any subsequent crowdfunding offerings affiliated with Compound.
3. Please identify the services to be provided by Open Deal Portal in relation to the offering.
      Please also explain why Open Deal Portal is not required to register as a broker-dealer.
       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



                                                            Sincerely,
FirstName LastNameJesse Stein
                                                            Division of
Corporation Finance
Comapany NameCompound Projects, LLC
                                                            Office of Real
Estate & Construction
December 15, 2020 Page 2
cc:       Paul Levites, Esq.
FirstName LastName